SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 2)

                               Quintus Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    748798105
                                 (CUSIP Number)

                                 Marran Ogilvie
                          666 Third Avenue, 26th Floor
                            New York, New York 10017
                                 (212) 845-7909
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 14, 2002
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 16 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 748798105                  13D/A                   Page 2 of 16 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                    RCG Carpathia Master Fund, Ltd.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,895,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,895,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,895,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 7.24% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                  13D/A                   Page 3 of 16 Pages


--------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Ramius Securities, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               2,895,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               2,895,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               2,895,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 7.24% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 BD
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                  13D/A                   Page 4 of 16 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                  SPhinX Distressed (RCG Carpathia), Segregated Portfolio
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            SPhinX Distressed (RCG Carpathia), Segregated Portfolio is not a legal entity, but is a segregated account of SPhinX Distressed Fund SPC, a Cayman Islands company.
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,895,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,895,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,895,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 7.24% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                  13D/A                   Page 5 of 16 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Ramius Capital Group, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,895,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,895,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,895,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 7.24% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                          IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                  13D/A                   Page 6 of 16 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        C4S & Co., L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                   00
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,895,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,895,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                2,895,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 7.24% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                  13D/A                   Page 7 of 16 Pages


---------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Peter A. Cohen
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            00
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,895,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,895,000
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,895,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 7.24% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                  13D/A                   Page 8 of 16 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                                 Morgan B. Stark
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            00
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,895,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,895,000
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,895,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 7.24% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                  13D/A                   Page 9 of 16 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                               Thomas W. Strauss
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            00
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,895,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,895,000
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,895,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 7.24% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)

-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                  13D/A                   Page 10 of 16 Pages


Item 1.     Security and Issuer.

     This Amendment No. 2 (the "Amendment") amends the statement on Schedule 13D ("Schedule 13D") filed on August 26, 2002, as amended on October 11, by (i) RCG Carpathia Master Fund, Ltd., a Cayman Islands company ("Carpathia"); (ii) SPhinX Distressed (RCG Carpathia), Segregated Portfolio ("SPhinX"), a segregated account of SPhinX Distressed Fund SPC, a Cayman Islands company (the "Fund");
(iii) Ramius Securities, L.L.C. ("Ramius Securities"), a Delaware limited liability company, and which is also a broker-dealer affiliated with Ramius (defined below); (iv) Ramius Capital Group, LLC, a Delaware limited liability company ("Ramius"), which serves as an investment advisor of Carpathia and SPhinX; (v) C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), which serves as managing member of Ramius; (vi) Peter A. Cohen ("Mr. Cohen"), who serves as one of the Managing Members of C4S; (vii) Morgan B. Stark ("Mr. Stark"), who serves as one of the Managing Members of C4S; and (viii) Thomas W. Strauss ("Mr. Strauss"), who serves as one of the Managing Members of C4S; with respect to the common shares, par value $0.001 per share (the "Common Stock"), of Quintus Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 47212 Mission Falls Court, Fremont, California 94539. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

     Item 5 is amended and restated in its entirety as set forth below.

         A. SPhinX Distressed (RCG Carpathia), Segregated Portfolio

              (a) Aggregate number of shares beneficially owned: 2,895,000

                  Percentage: 7.24% The percentages used herein and in the rest of Item 5 are calculated based upon 39,997,348 shares, which reflects the shares of Common Stock issued and outstanding as of July 31, 2000, as reflected in the Company's quarterly report for the period ended June 30, 2000 filed August 14, 2000.

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,895,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the
                     disposition:  2,895,000

              (c) Since the filing of the Schedule 13D, SPhinX has entered into, in open market sales, the transactions described on Schedule A which is incorporated by reference

              (d) SPhinX is a segregated portfolio of the Fund, a Cayman Islands company, and is managed by Ramius. The Fund is an index fund which invests in various securities. Participants in the Fund will be reporting their holdings of the Common Stock under cover of a separate filing on Schedule 13-G or Schedule 13-D. Ramius, the investment advisor of SPhinX has the power to direct some of the affairs of SPhinX including decisions respecting the disposition of the

CUSIP No. 748798105                  13D/A                   Page 11 of 16 Pages


                  proceeds from the sale of shares of the Common Stock. Ramius Securities is a broker dealer affiliated with Ramius. C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

              (e) Not applicable.

         B. RCG Carpathia Master Fund, Ltc.

              (a) Aggregate number of shares beneficially owned: 2,895,000

                           Percentage: 7.24%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,895,000
                  3. Sole power to dispose or direct the disposition: -0-
                  5. Shared power to dispose or direct the
                     disposition:  2,895,000

              (c) Since the filing of the Schedule 13D, Carpathia has entered into, in open market sales, the transactions described on Schedule A, which is incorporated by reference.

              (d) Ramius, the investment advisor of Carpathia, has the power to direct some of the affairs of Carpathia, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock. Ramius Securities is a broker dealer affiliated with Ramius. C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

             (e)  Not applicable.

         C. Ramius Securities, L.L.C.

              (a) Aggregate number of shares beneficially owned: 2,895,000

                  Percentage: 7.24%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,895,000
                  3. Sole power to dispose or direct the disposition: -0-
                  6. Shared power to dispose or direct the
                     disposition:  2,895,000

              (c) Since the filing of the Schedule 13D, Ramius Securities has entered into, in open market sales, the transactions described on Schedule A, which is incorporated by reference.

              (d) Ramius Securities is a broker dealer affiliated with Ramius.
                  C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

CUSIP No. 748798105                  13D/A                   Page 12 of 16 Pages


              (e) Not applicable.

      D. Ramius Capital Group, L.L.C.

              (a) Aggregate number of shares beneficially owned: 2,895,000
                         Percentage: 7.24%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,895,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the
                     disposition: 2,895,000

              (c) Ramius did not enter into any transactions in the Common Stock since the filing of the Schedule 13D. The transactions in the Common Stock since the filing of the Schedule 13D on behalf of Ramius Securities, Carpathia and SPhinX, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

              (d) C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

              (e) Not Applicable.


      E.  C4S & Co., L.L.C.

              (a) Aggregate number of shares beneficially owned: 2,895,000
                         Percentage: 7.24%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,895,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the
                     disposition: 2,895,000

              (c) C4S did not enter into any transactions in the Common Stock since the filing of the Schedule 13D. The transactions in the Common Stock since the filing of the Schedule 13D on behalf of Carpathia, Ramius Securities and SPhinX, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

              (d) Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members
                  of C4S and in that capacity direct its operations.


       F.  Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

              (a) Aggregate number of shares beneficially owned: 2,895,000
                         Percentage: 7.24%

CUSIP No. 748798105                  13D/A                   Page 13 of 16 Pages


                     (b)   1. Sole power to vote or direct vote: -0-
                           2. Shared power to vote or direct vote: 2,895,000
                           3. Sole power to dispose or direct the disposition:
                              -0-
                           4. Shared power to dispose or direct the
                             disposition: 2,895,000

              (c) Mr. Cohen, Mr. Stark and Mr. Strauss did not enter into any transactions in the Common Stock since the filing of the
                  Schedule 13D. The transactions in the Common Stock since the filing of the Schedule 13D on behalf of Carpathia, Ramius Securities and SPhinX, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

              (d) Not Applicable.

              (e) Not Applicable.


Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith the following Exhibits:

            Exhibit 99.1 - Joint Acquisition Statement, as required by Rule 13d-1(k)under the Securities Exchange Act of 1934, as amended.

CUSIP No. 748798105                  13D/A                   Page 14 of 16 Pages


                                   SCHEDULE A


                            PURCHASES OF COMMON STOCK


                                                                       Aggregate Purchase
                            Date of                        Price Per    Price (including
Purchaser                   Purchase          Quantity       Share     commissions, if any)
---------                   --------          --------     ---------   --------------------


RAMIUS SECURITIES           BAL FWD          332,500.00                    $410,500.00
RAMIUS SECURITIES           8/26/2002         40,000.00     0.0900            3,600.00
RAMIUS SECURITIES           8/27/2002         19,000.00     0.0900            1,708.85
RAMIUS SECURITIES           8/29/2002         19,000.00     0.0900            1,710.00
RAMIUS SECURITIES           9/18/2002         10,000.00     0.0900              900.00
RAMIUS SECURITIES           9/20/2002          1,500.00     0.0900              135.00
RAMIUS SECURITIES           9/27/2002         20,000.00     0.0850            1,700.00
RAMIUS SECURITIES           9/30/2002         19,000.00     0.0900            1,710.00
RAMIUS SECURITIES           10/01/2002        20,000.00     0.0950            1,900.00
RAMIUS SECURITIES           10/07/2002        15,000.00     0.1000            1,500.00
RAMIUS SECURITIES           10/09/2002        17,000.00     0.1100            1,870.00
                                             ----------                    -----------
                                             513,000.00                    $427,233.85
                                             ==========                    ===========

RCG CARPATHIA               BAL FWD        1,572,976.00                  $1,887,082.00
RCG CARPATHIA               8/26/2002        155,952.00     0.0900           14,036.00
RCG CARPATHIA               8/27/2002         74,077.00     0.0900            6,662.45
RCG CARPATHIA               8/29/2002         74,077.00     0.0900            6,666.93
RCG CARPATHIA               8/30/2002         10,000.00     0.0900              900.00
RCG CARPATHIA               9/18/2002         38,988.00     0.0900            3,508.92
RCG CARPATHIA               9/20/2002          5,848.00     0.0899              526.00
RCG CARPATHIA               9/27/2002         78,000.00     0.0850            6,630.00
RCG CARPATHIA               9/30/2002         74,078.00     0.0900            6,667.00
RCG CARPATHIA               10/01/2002        77,976.00     0.0950            7,408.00
RCG CARPATHIA               10/07/2002        58,103.00     0.1000            5,810.30
RCG CARPATHIA               10/09/2002        66,280.00     0.1100            7,291.00
                                           ------------                  -------------
                                           2,286,355.00                  $1,953,188.60
                                           ============                  =============

SPHINX DISTRESSED FUND      BAL FWD           77,024.00                     $84,918.00
SPHINX DISTRESSED FUND      8/26/2002          4,048.00     0.0899              364.00
SPHINX DISTRESSED FUND      8/27/2002          1,923.00     0.0900              178.70
SPHINX DISTRESSED FUND      8/29/2002          1,923.00     0.0900              173.07
SPHINX DISTRESSED FUND      9/18/2002          1,012.00     0.0900               91.08
SPHINX DISTRESSED FUND      9/20/2002            152.00     0.0921               14.00
SPHINX DISTRESSED FUND      9/27/2002          2,000.00     0.0850              170.00
SPHINX DISTRESSED FUND      9/30/2002          1,922.00     0.0900              173.00
SPHINX DISTRESSED FUND      10/01/2002         2,024.00     0.0949              192.00
SPHINX DISTRESSED FUND      10/07/2002         1,897.00     0.1000              189.70
SPHINX DISTRESSED FUND      10/09/2002         1,720.00     0.1100              189.20
                                              ---------                     ----------
                                              95,645.00                     $86,652.75
                                              =========                     ==========


CUSIP No. 748798105                  13D/A                   Page 15 of 16 Pages


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  October 14, 2002

RCG CARPATHIA MASTER FUND, LTD.             SphinX Distressed (RCG Carpathia),
                                            Segregated Portfolio
By: Ramius Capital Group, LLC,
    its Investment Manager                  By: Ramius Capital Group, LLC, its
                                            portfolio manager


By: /s/ Morgan B. Stark                     By: /s/ Morgan B. Stark
    ---------------------------                 ---------------------------
    Name:  Morgan B. Stark                      Name:  Morgan B. Stark
    Title: Managing Member                      Title: Managing Member


RAMIUS SECURITIES, L.L.C.                    RAMIUS CAPITAL GROUP, LLC
By: Morgan B. Stark,                         By: C4S & Co., L.L.C.,
as Authorized Person                         as Managing Member
                                             By: Morgan B. Stark,
                                             as Managing Member
/s/ Morgan B. Stark
------------------------------
                                             /s/ Morgan B. Stark
                                             ------------------------------


C4S & CO., L.L.C.                       MORGAN B. STARK
By:  Morgan B. Stark,
as Managing Member


/s/ Morgan B. Stark                    /s/ Morgan B. Stark
------------------------------         ------------------------------------

PETER A. COHEN                         THOMAS W. STRAUSS


/s/ Peter A. Cohen                     /s/ Thomas W. Strauss
------------------------------         ------------------------------------

CUSIP No. 748798105                  13D/A                   Page 16 of 16 Pages


                                    EXHIBIT 99.1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13D-1(k)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, ad amended shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  October 14, 2002

RCG CARPATHIA MASTER FUND, LTD.           SphinX Distressed (RCG Carpathia),
                                          Segregated Portfolio

By: Ramius Capital Group, LLC,            By: Ramius Capital Group, LLC, its
    its Investment Manager                portfolio manager


By: _______________________________       By: _______________________________
    Name:                                     Name:
    Title:                                    Title:

RAMIUS SECURITIES, L.L.C.                 RAMIUS CAPITAL GROUP, LLC
By: Morgan B. Stark,                      By: C4S & Co., L.L.C.,
as Authorized Person                      as Managing Member
                                          By: Morgan B. Stark,
                                          as Managing Member
/s/________________________

                                          /s/________________________


C4S & CO., L.L.C.                       MORGAN B. STARK
By:  Morgan B. Stark,
as Managing Member


/s/________________________            /s/________________________


PETER A. COHEN                         THOMAS W. STRAUSS


/s/________________________            /s/________________________